EXHIBIT 3.1

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
TALON INTERNATIONAL, INC.

The undersigned, Lonnie D. Schnell, Chief Executive Officer of Talon International, Inc. (the “Corporation”), a corporation organized and existing by virtue of the General Corporation Law of the State of Delaware (the “GCL”), does hereby certify pursuant to Section 103 of the GCL as to the following:

1.             The name of the Corporation is Talon International, Inc. The original Certificate of Incorporation was filed with the Secretary of State of Delaware on September 30, 1997 under the name Tag-It Pacific, Inc.

2.              The Board of Directors of the Corporation, pursuant to Section 242 of the GCL, adopted the following resolutions:

RESOLVED, that ARTICLE VI of the Certificate of Incorporation is amended to read in its entirety as follows:

“Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, at each annual meeting of stockholders, all directors of the Corporation shall be elected for a one-year term.  A director shall hold office until the next succeeding annual meeting of stockholders and until his or her successor shall be duly elected and shall qualify, subject, however, to prior death, resignation, retirement, disqualification or removal from office.  Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any vacancy on the Board of Directors, however resulting, shall be filled only by a majority of the directors then in office, even if less than a quorum, or by a sole remaining director and not by the stockholders.  Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any director elected to fill a vacancy shall hold office until the next annual meeting of stockholders, and until his or her successor shall be duly elected and shall qualify, unless sooner displaced.

Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office at any time, for cause only, by the affirmative vote of the holders of a majority of the outstanding shares of the Corporation then entitled to vote generally in the election of the directors, considered for purposes of this Article VI as one class.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to the second paragraph of Article IV applicable thereto.”

3.             Pursuant to resolution of the Board of Directors of the Corporation, an annual meeting of the stockholders of the Corporation was duly called and held, upon notice in accordance with Section 222 of the GCL at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Certificate of Incorporation as of the 23rd day of November, 2010.

/s/ Lonnie D. Schnell
Lonnie D. Schnell,
Chief Executive Officer